FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a)of the Public Utility Holding Company Act of 1935 or Section 30
(f)of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*
Highbridge Capital Corporation
Anchorage Center, 2nd Floor, Harbor Drive
Grand Cayman, Cayman Islands,
 British West Indies

Highbridge Capital Management, LLC
767 Fifth Avenue, 23rd Floor, New York, NY 10153

2.  Date of Event Requiring Statement (Month/Day/Year):  12/27/99

3.  IRS or Social Security Number of Reporting Person (Voluntary)
Highbridge Capital Corporation - Not applicable
Highbridge Capital Management, LLC - 13-3993048

4.  Issuer Name and Ticker of Trading Symbol:
PennCorp Financial Group, Inc.

5.  Relationship of Reporting Person to Issuer (Check all
applicable)
(   )  Director
(X)  10% Owner (possible) (1)
(   )  Officer (give title below)
(   )  Other (specify below)
	_______________________

6.  If Amendment, Date of Original(Month/Day/Year)

7.  Individual or Joint/Group Filing    (Check applicable line)
(   )  Form filed by One Reporting Person
(X)  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security

2. Amount of Securities Beneficially Owned

3. Ownership Form:  Direct (D) or Indirect (I)

4. Nature of Indirect Beneficial Ownership

*  If the Form is filed by more than one Reporting Person, see Instruction 5
(b)(v).
Reminder: Report on a separate line for each class of security beneficially owned directly or Indirectly


Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security
	PennCorp Financial Group, Inc. - ($3.50 Series II convertible preferred stock)

2. Date Exercisable and Expiration Date (Month/Day/Year)
	Date Exercisable:
		12/27/99
	Expiration Date:
		NA

3. Title and Amount of Securities Underlying Derivative Security
	Title:
		Common Stock
	Amount or Number of Shares:
63,640 Shares
4. Conversion or Exercise Price of Derivative Security
	1.4326

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) Highbridge Capital Corporation - D
	Highbridge Capital Management, LLC - I

6. Nature of Indirect Beneficial Ownership
	Highbridge Capital Management, LLC (2)

Explanation of Responses:
(1) The reporting persons have beneficial ownership of 0.3111% of the Common Stock of PennCorp Financial Group, Inc. (the "Company") on an as-if converted basis by virtue of their beneficial ownership (direct and indirect) of the Company's $3.50 Series II Convertible Preferred Stock
 (See note (2) below). On December 23, 1999, the reporting persons, through a representative, signed a letter to the Company's board of directors from an Ad Hoc Committee of Preferred Shareholders (the "Ad Hoc Committee"). Each reporting person may be deamed to be a member of a "group" within the meaning of Rule 13d-5(b) of the Exchange Act, and as such, may be deemed to have acquired beneficial ownership of all of the Company's securities held by each member of the Ad Hoc Committee. Each of the reporting persons hereby expressly disclaims such membership in a group and beneficial ownership of the securities held by such other members of the Ad Hoc Committee.

(2)  The Reporting Persons constitute a "group" for purposes of Section 13(d)
(3) of the Act, and therefore, each Reporting Person is deemed to have beneficial ownership of 63,640 shares of $3.50 Series II Convertible Preferred Stock.


January 6, 2000
______________________
Date

/s/  Howard Feitelberg
________________________
Signature

**Howard Feitelberg, Controller, on behalf of Highbridge Capital Corporation
______________________________________
Name/Title



January 6, 2000
______________________
Date

/s/  Ronald S. Resnick
________________________
Signature

**Ronald S. Resnick, Managing Director, on behalf of Highbridge Capital
 Management, LLC
______________________________________
Name/Title


**  Intentional misstatements or omissions of facts constitute Federal
 Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).